UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated May 10, 2018

Commission File Number 001-35785

Sibanye Gold Limited

(Translation of registrant’s name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F           ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Sibanye Gold Limited (trading as Sibanye-Stillwater (“Sibanye-Stillwater”)) announced on May 4, 2018, that a process of selecting a new independent external audit firm for Sibanye-Stillwater, with respect to the financial year ending December 31, 2019, will commence following the annual general meeting on May 30, 2018. On May 4, 2018, the Audit Committee of Sibanye-Stillwater approved the dismissal of KPMG Inc. (“KPMG”) as its independent registered public accounting firm effective as of the date of the completion of the audit services being conducted by KPMG for the financial year ending December 31, 2018.

KPMG’s audit reports on Sibanye-Stillwater’s consolidated financial statements for each of the financial years ended December 31, 2017 and 2016 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. During Sibanye-Stillwater’s financial years ended December 31, 2017 and 2016 and through the subsequent interim period on or prior to May 4, 2018, (a) there were no disagreements between Sibanye-Stillwater and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreements in connection with its report; and (b) no reportable events as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F have occurred. The audit reports of KPMG on the effectiveness of internal control over financial reporting as of December 31, 2017 and 2016 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. Sibanye-Stillwater provided KPMG with a copy of this Form 6-K and requested that KPMG provide Sibanye-Stillwater with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of KPMG’s letter is furnished as Exhibit 99.1 to this Form 6-K.

INDEX TO EXHIBITS

99.1	Letter from auditor to the Securities and Exchange Commission, dated May 10, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: May 10, 2018

	By:	/s/ Charl Keyter
	Name:	Charl Keyter
	Title:	Chief Financial Officer